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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

OpenTV Corp.

(Name of Issuer)
Class A Ordinary Shares, no par value

(Title of Class of Securities)
G6754310
(CUSIP Number)
December 31, 2001

(Date of Event Which Requires Filing of this Statement)

        Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        / /      Rule 13d-1(b)

        /x/      Rule 13d-1(c)

        / /      Rule 13d-1(d)

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP No. G6754310	Schedule 13G	Page 2 of 5 Pages

(1)	Name of Reporting Person S.S. or I.R.S. Identification No. of above person
Motorola, Inc.

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group	(b)	/ /

(3)	SEC Use Only

(4)	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		(5)	Sole Voting Power
4,736,499

		(6)	Shared Voting Power
0

		(7)	Sole Dispositive Power
4,736,499

		(8)	Shared Dispositive Power
0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
4,736,499

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares / /

(11)	Percent of Class Represented by Amount in Row (9)
13.4%

(12)	Type of Reporting Person
CO

CUSIP No. G6754310	Schedule 13G	Page 3 of 5 Pages

This amendment No. 3 amends a Schedule 13G filed by Motorola, Inc. on August 10, 2000 as amended on October 31, 2000 and February 14, 2001, respectively.

Item 1.
(a)	Name of Issuer: OpenTV Corp. ("OpenTV")
(b)	Address of Issuer's Principal Executive Offices:	401 East Middlefield Road, Mountain View, CA 94043
Item 2.
(a)	Name of person filing: Motorola, Inc. ("Motorola")
(b)	Address of principal business office, or, if none, residence:	1303 East Algonquin Road Schaumburg, IL 60196
(c)	Citizenship: Delaware Corporation
(d)	Title of class of securities: Class A Ordinary Shares
(e)	CUSIP number: G6754310
Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.
Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 2(d).
(a)	Amount beneficially owned: 4,736,499(1)(2)
(b)	Percent of class: 13.4%(2)(3)

(1)
Includes 506,520 Class A Ordinary Shares of OpenTV that are subject to exercisable warrants. Motorola also holds warrants to purchase an additional 175,000 Class A Ordinary Shares of OpenTV which are currently not exercisable. Also included in these numbers are 121,596 Class B Ordinary Shares of OpenTV. Class B Ordinary Shares are convertible into Class A Ordinary Shares on a share for share basis.

(2)
Solely as a result of an Investors Rights Agreement dated as of October 23, 1999 ("Investors' Rights Agreement") among MIH Limited (indirectly through its subsidiary OTV Holdings Limited)("MIH"), Sun Microsystems, Inc. (indirectly through its subsidiary Sun TSI Subsidiary, Inc.)("SMI"), Liberty Digital, Inc. (indirectly through its subsidiary LDIG OTV, Inc.)("Liberty Digital"), Motorola (through its subsidiary General Instrument Corporation) and AOL Time Warner Inc. ("AOL Time Warner") indirectly through its subsidiaries, Time Warner, Inc. ("Time Warner") (indirectly through Time Warner's subsidiary TWI-OTV Holdings, Inc.) and American Online, Inc., that includes provisions relating to the voting and disposition of their shares in certain circumstances, Motorola may be deemed the beneficial owner of shares beneficially owned by MIH, SMI and AOL Time Warner. Motorola disclaims beneficial ownership of the shares covered by the Investors' Rights Agreement and beneficially owned by MIH, SMI and AOL Time Warner.

(3)
Calculated pursuant to Rule 13d-3(d).

CUSIP No. G6754310	Schedule 13G	Page 4 of 5 Pages
(c)	Number of shares as to which the person has:
    (i)
    sole power to vote or to direct the vote

      4,736,499

    (ii)
    shared power to vote or to direct the vote

      0(2)

    (iii)
    sole power to dispose or to direct the disposition of

      4,736,499

    (iv)
    shared power to dispose or to direct the disposition of

      0(2)

Item 5.	Ownership of five percent or less of a class:
Not Applicable
Item 6.	Ownership of more than five percent on behalf of another person:
Not Applicable
Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company:
Not Applicable
Item 8.	Identification and classification of members of the group:
Not Applicable
Item 9.	Notices of dissolution of group:
Not Applicable
Item 10.	Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. G6754310	Schedule 13G	Page 5 of 5 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 31, 2002	MOTOROLA, INC.
	By:	/s/ Carol H. Forsyte

	Name:	Carol H. Forsyte
	Title:	Vice President, Corporate and Securities, Law Department

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